

October 15, 2010

Andrew V. Reid
Chief Executive Officer
Pacific Land and Coffee Corporation
201 St. Charles Ave., Ste. 2557-A
New Orleans, LA 70170-1000

     Re: Pacific Land and Coffee Corporation
             Item 4.02 Form 8-K
             Filed October 7, 2010
             File No. 0-30595

Dear Mr. Reid:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K Filed October 7, 2010

1. Please be advised that the disclosure made under Item 4.02 of Form 8-K should have been filed under Item 4.01 Changes in Registrant's Certifying Accountant. Please file an amendment and properly tag the filing in Edgar.

2. Please acknowledge your obligation to report the engagement of a new independent registered public accounting firm and provide the disclosures required by paragraphs (a)(1)(iii) and (a)(2) of Item 304 of Regulation S-K.

3. Please revise to disclose whether MMR's reports on the financial statements for the last two fiscal years ended March 31, 2010 and March 31, 2009 contained an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope, or accounting principles and describe the nature of each such adverse opinion, disclaimer of

opinion, modification, or qualification. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

4. Please file an updated letter from MMR as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K. In that updated letter, please make sure that in any reference to the Item 4.01 Form 8-K, the date matches the date of that report. In this regard, the current letter refers to Form 8-K dated August 17, 2010, whereas the date of the Form 8-K is October 5, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3849.

Sincerely,

James A. Allegretto
Sr. Assistant Chief Accountant